UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    November 14, 2022

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Progress and Completion of Repurchase of Own Shares

(Repurchase of Own Shares under the provisions of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act)

Tokyo, November 14, 2022 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Jun Ohta) hereby announces the progress of the repurchase of its own shares under Article 8 of its Articles of Incorporation pursuant to Paragraph 1 of Article 459 of the Companies Act, as follows. The repurchase of its own shares pursuant to the resolution of the meeting of the board of directors held on November 12, 2021 has completed without any repurchase of shares since SMFG suspended the share repurchase during the period that it may be considered to be holding material non-public information in order to avoid violation of insider trading regulations.

The cancellation of shares to be repurchased that SMFG resolved at the said meeting of the board of directors was not made since there was no repurchase of shares.

1.   Progress of Repurchase of Own Shares

(1)	Type of shares repurchased:	Common stock

(2)	Aggregate number of shares repurchased:	0 shares

(3)	Aggregate amount repurchased:	JPY 0

(4)	Repurchase period:	From November 1, 2022 to November 11, 2022 (on a contract basis)

(Reference)

1.   Outline of the resolution of the meeting of the board of directors regarding the repurchase (November 12, 2021)

(1)	Type of shares to be repurchased:	Common stock

(2)	Aggregate number of shares to be repurchased:	Up to 33,000,000 shares (Equivalent to 2.4% of the number of shares issued (excluding treasury stock))

(3)	Aggregate amount to be repurchased:	Up to JPY 100,000,000,000

(4)	Repurchase period:	From November 15, 2021 to November 11, 2022

(5)	Repurchase method:	Market purchases based on a discretionary dealing contract regarding repurchase of its own shares

2.   Aggregate number of shares and amount repurchased pursuant to the above resolution

Aggregate number of shares repurchased:	0 shares
Aggregate amount repurchased:	JPY 0

3.   Treasury stock held by SMFG as of October 31, 2022

Number of shares issued (excluding treasury stock)	1,371,223,629 shares
Number of treasury stock	3,467,565 shares